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The Debauchery

Modern European Restaurant

5222 Lorain Ave
Cleveland, OH
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Investment Opportunity

Data Room
Discussion
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THE PITCH
The Debauchery is seeking investment to open a location.
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INVESTOR PERKS

The Debauchery is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Debaucherous Membership Invest $10,000 or more to qualify. 15 of 15 remaining

This investment comes with a Debaucherous Membership, valued at $1000+ gives the investor a 20% off everything The Debauchery for life and exclusive access to events and products. This membership comes with a limited edition Debaucherous Membership challenge coin, personalized with your membership number (1-15) and a hand written Thank You note from Leanne, Owner and Operator of The Debauchery.

THE TEAM
Leanne Kubiez
Owner/Operator/Mixologist

Leanne is a bartender, beverage director, event planner and organizer who has worked closely with local distilleries, breweries, chefs and entrepreneurs to provide the best guest experience possible with every cocktail and dining adventure. After spending over a decade working in the service industry and building a fruitful event planning business, Leanne knows what truly drives guest experience, successful events and organizing a well managed team.

Leanne got her start in the service industry at 16 years old hostessing at a local Turkish restaurant. Since then she has worked passionately at many area bars and restaurants including Michael Symon's Lola Bistro, Society Lounge on E.4th and Western Reserve Distillers, filling the roles of lead bartender, front of house manager and beverage director. Her eight years of work as a creative behind the bar has won her a place in several notable cocktail competitions, local and abroad including regional finalist in the 2019 Woodford Reserve Manhattan Experience, which took her on an educational trip to Louisville in the heart of bourbon country. Leanne is a member of the Cleveland Chapter of the United States Bartenders Guild, is TIPS certified and has her BarSmarts certification.

Leanne provides the unique perspective and background the The Debauchery team needs with the advantage of experience. Managing a staff, scheduling conflicts, inventory and problem solving with patrons, building a bar program and being a leader are all indisposable strengths she possesses. Leanne has spent the last two years co-owning Chemical X Bartending & Event Planning, a successful event planning and mobile bartending business. Leanne has since left Chemical X to pursue her dreams of opening The Debauchery. Leanne is currently working behind the bar at Tremont's Spotted Owl, studying to get her first level sommelier and writing a cocktail book based on her favorite metal bands.

Oleh Holowajty
Executive Chef

Oleh Holowatyj is a Ukrainian-American chef who grew up in Germany, eventually moving with his family to Cleveland, Ohio. His family and heritage, along with the cuisine he encountered in Germany, instilled a love of preparing and enjoying diverse cuisine. He began his work in food service at the age of 15, as a dishwasher and prep cook in local restaurants. After attending Case Western for poetry and anthropology, Oleh went to ICASI, a culinary institute, and began working as a line cook at Cleveland restaurants including Flying Fig, The Black Pig, and Bar Cento. Oleh's first chef de cuisine job was running Dim and Den Sum food truck, while helping create legislation for food truck regulation in Cleveland. He then spent time working on farms in Virginia and Maine, as a participant in the WWOOF program. Soon after, Oleh moved to Chicago and began working with his mentor Chef Johnny Besch, at Bistro Bordeaux, receiving hands-on training in French cuisine. Oleh and Johnny Besch would go on to run The Pickled Fish in Long Beach, Washington and Beech Tree Cantina in Cape Cod, Massachusetts. Eventually, Oleh returned to Cleveland, Ohio. His travels and experiences fuel his belief in supporting and understanding local food systems, community driven agriculture, and the cultural importance of varied culinary traditions. Oleh has worked most recently as the Chef de cuisine of The Plum cafe and Ushabu. Although trained in a variety of culinary styles, his ardor remains with his own heritage of Ukrainian cuisine.

THE DEBAUCHERY AT-A-GLANCE

The Debauchery is a dining and imbibing experience inspired by the medieval feast and traditional European dishes with uniquely intimate dining and a fast, convenient takeaway program. The Debauchery will serve Ohio City's dinner and late night bar crowd staying open late six days a week. The Debauchery will not only be a haven for delicious food and cocktails but it will also cater to private events with its mobile hearse bar and function as a gathering place for Cleveland locals.

OUR MISSION

The Debauchery's vision is to serve the most authentic, traditional cuisine and beverage through an uncommon and original approach to serving and delighting our guests. The Debauchery's mission is to engage guests in a compelling and environmentally-sustainable dining experience through flavors and a commitment to sourcing responsibly. The Debauchery is committed to providing our employees an equal opportunity environment for education and personal growth by inspiring creativity and innovation through our hiring process, employee incentive programs and the standard to which we hold ourselves as employers and industry professionals.

ORIGINAL HANDCRAFTED COCKTAILS FROM THE DEBAUCHERY
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OUR OFFERINGS

Menu offerings will change on a daily basis featuring a simple yet sinful array of unpretentious authentic dishes, made with only locally sourced meats and the freshest seasonal produce. The menu will have several course offerings including vegan, vegetarian and gluten free options. The bar will feature a specialty seasonal menu of original craft cocktails designed with homemade, fresh ingredients, crafted by our master mixologists. We will also offer small but thoughtful wine, beer and mead selection. Our mobile hearse bar is a hearse that has been repurposed for bar service for outdoor weddings or events with the potential to tow a hot dog cart allowing it to also serve food. This eye-catching vehicle will act as a form of advertising for private events and the restaurant, and will allow us to increase our monthly sales by 8.3%

SAMPLE WINTER MENUS
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975 sq. ft.
Floor Space
4 people
Employees
LOCATION

Ohio City is a diverse urban neighborhood located just west of Cleveland's downtown and Cuyahoga river and sits at the center of the city's near west side. It is home to nearly 10,000 residents, and over 250 businesses. It is conveniently accessible by car via I-90 and Route 2. Ohio City is a very well connected area. It is the second most walkable neighborhood to downtown. It is also incredibly bike

friendly and is serviced by 10 public transit routes including busses and the Red Line, a direct connection to w.25th st. and downtown Cleveland. Ohio City is home to Cleveland's historic West Side Market, Lutheran Hospital, a plethora of cultural institutions and over 100 non-profit organizations, alongside several restaurants and shopping. Ohio City is known for its diversity, historic housing stock, entrepreneurial spirit and passionate neighbors.

$415,400
Projected Annual Revenue
$34,617
Projected Monthly Revenue
FORECASTED MILESTONES

Within the first three years of business, The Debauchery will have a strong, educated and highly dedicated staff earning a living wage and with health insurance. There will be plans to begin building a second location in another neighborhood or another concept here in Ohio City. In the first three years The Debauchery will have attracted a large following in the community and will have several recognitions for our food and beverage program and will have continued to maintain the high standard of quality service, food and drink as the day we opened.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Leasehold Improvements $8,000
Equipment $60,000
Furniture & Fixtures $10,000
Opening Salaries and Wages $15,000
Operating Capital $21,000
Liscensing $27,000
Mainvest Compensation $9,000
Total $150,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $415,400 $486,018 $558,921 $614,813 $657,850
Cost of Goods Sold $126,342 $147,820 $169,993 $186,992 $200,081
Gross Profit $289,058 $338,198 $388,928 $427,821 $457,769

EXPENSES

Rent $14,628 $14,993 $15,367 $15,751 $16,144
Utilities $33,924 $34,772 $35,641 $36,532 $37,445
Salaries $106,678 $124,813 $143,535 $157,888 $168,940
Insurance $5,580 $5,719 $5,861 $6,007 $6,157
Advertizing $12,000 $12,300 $12,607 $12,922 $13,245
Repairs & Maintenance $2,400 $2,460 $2,521 $2,584 $2,648
Inventory $36,000 $36,900 $37,822 $38,767 $39,736
Additional Operating Expenses $3,119 $3,196 $3,275 $3,356 $3,439
Operating Profit $74,729 $103,045 $132,299 $154,014 $170,015
This information is provided by The Debauchery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2020 Balance Sheet
Investment Round Status

$150,000

TARGET

$240,000

MAXIMUM

This investment round closes on February 24, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name the Debauchery
Investment Structure Revenue Sharing Note
Investment Multiple 1.4×
Business's Revenue Share 8%-12.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of The Debauchery's fundraising. However, The Debauchery may require additional funds from alternate sources at a later date.

Risk Factors
COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Debauchery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Debauchery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

The Debauchery is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Debauchery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Debauchery's core business or the inability to compete successfully against the with other competitors could negatively affect The Debauchery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Debauchery's management or vote on and/or influence any managerial decisions regarding The Debauchery. Furthermore, if the founders or other key personnel of The Debauchery were to leave The Debauchery or become unable to work, The Debauchery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Debauchery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Debauchery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Debauchery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Debauchery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Debauchery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Debauchery's financial performance or ability to continue to operate. In the event The Debauchery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Debauchery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Debauchery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Debauchery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Debauchery will carry some insurance, The Debauchery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Debauchery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Debauchery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Debauchery's management will coincide: you both want The Debauchery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Debauchery to act conservative to make sure they are best equipped to repay the Note obligations, while The Debauchery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Debauchery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Debauchery or management), which is responsible for monitoring The Debauchery's compliance with the law. The Debauchery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Debauchery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Debauchery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Debauchery, and the revenue of The Debauchery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Debauchery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by The Debauchery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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